# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xerox Holdings Corporation, CIK 0001770450
CUSIP: 98421M106
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 201 Merritt 7, Norwalk, Connecticut (CT), 06851
Date of event which requires filing of this statement: 02/06/2026
Filed by CIK 0001079500
Persons authorized to receive notices and communications: Douglas R. Deason, 3953 Maple Ave, Suite 150, Dallas, Texas (TX), 75219, (214) 378-3600

## Reporting persons
- Douglas R. Deason (CIK 0001079500): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 15,283,672; shared voting power 0; sole dispositive power 15,283,672; shared dispositive power 0; aggregate amount beneficially owned 15,283,672 (11.29% of the class)
  Comment: Includes 8,542,096 shares of common stock (the "Shares") and 6,741,576 Shares issuable upon the conversion of 180,000 shares of Xerox Holdings Series A Convertible Perpetual Voting Preferred Stock (the "Series A Preferred Stock").

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Xerox Holdings Corporation
Address of issuer's principal executive offices: 201 Merritt 7, Norwalk, Connecticut (CT), 06851
Comment:
This Schedule 13D is filed by Douglas R. Deason ("Mr. Deason" or the "Reporting Person") with respect to Shares of the Issuer. The Issuer is the successor issuer to Xerox Corporation pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

This Schedule 13D relates to the Shares of the Issuer. The principal executive offices of the Issuer are located at 201 Merritt 7, Norwalk, Connecticut 06851.

## Item 2. Identity and Background
Name of person filing: Douglas R. Deason.
Residence or business address: The principal business address of Mr. Deason is Deason Capital Services, LLC, 3953 Maple Ave, Suite 150, Dallas, Texas 75219.
Present principal occupation or employment: Mr. Deason's principal occupation is President of Deason Capital Services, LLC, a private investment firm located at 3953 Maple Ave, Suite 150, Dallas, Texas 75219.
Criminal convictions in the last five years: During the last five years, Mr. Deason has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Deason was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Deason is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Deason may be deemed to beneficially own the Shares held by the Trust by virtue of his position as Co-Executor of the Trust and his power to direct the voting and disposition of the Trust's holdings. The Shares were acquired by the Trust pursuant to the Last Will and Testament of Darwin Deason (the "Will") and applicable law upon Darwin Deason's passing on December 2, 2025. No funds were used by Mr. Deason or the Trust to acquire such Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 2, 2025, Darwin Deason passed away. Pursuant to the terms of the Will and applicable law, admitted to probate on February 2, 2026, all Issuer securities beneficially owned by Darwin Deason were transferred to the Trust.

On February 6, 2026, the appropriate court issued Letters Testamentary appointing Douglas R. Deason, Scott Letier, and Bryan C. Birkland as Co-Executors (collectively, the "Executors") of the Trust. Mr. Deason, as Co-Executor, has the power to direct the voting and disposition of the Shares held by the Trust and is therefore deemed to be the beneficial owner of such Shares.

The Trust holds the Shares for investment purposes and for the administration and eventual distribution of the Trust's assets in accordance with the Will. Mr. Deason, in his capacity as Co-Executor and fiduciary of the Trust, will continuously evaluate the Issuer's business, financial condition, and the market for the Shares. Depending on market conditions and other factors, the Trust may acquire additional Shares or dispose of some or all of the Shares in the open market, in privately negotiated transactions, or by distribution to the beneficiaries of the Trust.

Except as described in this Item 4, Mr. Deason does not presently have any plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Deason may be deemed to beneficially own, in the aggregate, 15,283,672 Shares, consisting of 8,542,096 Shares and 6,741,576 Shares issuable upon the conversion of 180,000 shares of Series A Preferred Stock, representing approximately 11.29% of the outstanding Shares (based upon the 128,617,804 Shares stated to be outstanding by the Issuer as of February 28, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed by the Issuer with the SEC on March 17, 2026, plus the 6,741,576 shares of the Series A Preferred Stock on an as-converted basis). Such amounts do not include 7,641,828 warrants to purchase Shares (the "Warrants") received by the Trust in a distribution to all shareholders by the Issuer on February 12, 2026 at a ratio of one Warrant for every two Shares held as of the record date. Each Warrant entitles the holder to purchase one Share at an exercise price of $8.00 per Warrant, subject to the Issuer's right to voluntarily decrease such exercise price in its sole and absolute discretion from time to time. The Warrants are expected to expire and cease to be exercisable on February 11, 2028, unless certain conditions are met for an earlier expiration date. If such Warrants, which are currently significantly underwater, were included in ownership for purposes of this Statement, the Trust would beneficially own an aggregate of 22,925,500 Shares, which represents 16.03% of the outstanding Shares, calculated pursuant to applicable SEC rules and guidance.

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The reported securities, consisting of 8,542,096 Shares and 6,741,576 Shares issuable upon the conversion of 180,000 shares of Series A Preferred Stock, represent an aggregate of 15,283,672 Shares, that constitutes approximately 11.29% of the outstanding Shares. Such percentage is based upon the 128,617,804 Shares stated to be outstanding by the Issuer as of February 28, 2026 as reported by the Issuer in its Annual Report on Form 10-K filed by the Issuer with the SEC on March 17, 2026, plus the 6,741,576 shares of Series A Preferred Stock on an as-converted basis. Such securities and percentage do not include 7,641,828 Warrants received by the Trust in a distribution to all shareholders by the Issuer on February 12, 2026, at a ratio of one Warrant for every two Shares held as of the record date. Each Warrant entitles the holder to purchase one Share at an exercise price of $8.00 per Warrant, subject to the Issuer's right to voluntarily decrease such exercise price in its sole and absolute discretion from time to time. The Warrants are expected to expire and cease to be exercisable on February 11, 2028, unless certain conditions are met for an earlier expiration date. If such Warrants, which are currently significantly underwater, were included in ownership for purposes of this Statement, the Trust would beneficially own an aggregate of 22,925,500 Shares, which represents 16.03% of the outstanding Shares, calculated pursuant to applicable SEC rules and guidance.

Prior to any conversion of the Series A Preferred Stock, the holder of the Series A Preferred Stock has the right to vote together with the Issuer's Shares, as a single class, on all matters submitted to the shareholders of the Issuer, but the Series A Preferred Stock will only be entitled to one vote for every ten Shares into which the Series A Preferred Stock is convertible (rounded down to the nearest whole number of votes).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Act, the beneficial owner of any securities of the Issuer that he does not directly own. The Reporting Person specifically disclaims beneficial ownership of the securities reported herein that he does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows (7) through (10) of the cover pages and Item 5(a) of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for the transfer of Shares from the decedent to the Trust as described in Item 4 above, no transactions in the Shares were effected during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The beneficiaries of the Trust have the right to receive dividends from, or the proceeds from the sale of, the Shares held by the Trust, subject to the administration of the Trust.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Deason and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Douglas R. Deason: /s/ Douglas R. Deason, Douglas R. Deason, Executor of the DD Revocable Trust (04/07/2026)